May 16, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to (787) 771-6796

Norberto Gonzalez
Chief Financial Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

RE: Oriental Financial Group Inc.
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
File No. 001-12647

Dear Mr. Gonzalez:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements

Note 2 - Investments, F-22

1.   We note your disclosure that you have, "the intent and ability to hold these investments for a reasonable period of time for a forecasted recovery of fair value up to (or beyond) the cost of these investments." Please tell us, and revise your disclosure in future filings to clarify, if you have the intent and ability to hold these securities until a period of time sufficient to allow for any anticipated recovery in market value or maturity at the balance sheet dates. Refer to SFAS 115 and SAB 59.

2.   We note you consistently sold investment securities available-for-sale in the periods presented. Please address the following regarding these sales:

   - provide us with an analysis (in tabular format) of gross realized gains and losses by category (obligations of US Government sponsored agencies, structured credit investments, Non-agency CMO's, etc.) for the year ended December 31, 2007 and the three months ended March 31, 2008;

   - tell us how you considered your continued sales of available-for-sale securities in your determination that you have the ability and intent to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses; and

   - provide us with, and disclose in future filings (in MD&A), a brief description of the sales and how you identified which securities to sell.

Form 10-Q for the Period Ended March 31, 2008

Notes to Unaudited Consolidated Financial Statements

Note 9 – Fair Value, page 18

3.   For fair value measurements using significant unobservable inputs (Level 3), please disclose in future filings a description of the inputs and the information used to develop the inputs. Provide us with a draft of your intended disclosure revisions. Please refer to paragraph 33.c of SFAS 157.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Branch Chief